UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-34988

CUSIP NUMBER 904572203

(Check One):  [  ] Form 10-K [  ] Form 20-F [X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR

For Period Ended: September 30, 2017

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Uni-Pixel, Inc.
Full Name of Registrant

Former Name if Applicable

4699 Old Ironsides Drive, Suite 300
Address of Principle Executive Office (Street and Number)

Santa Clara, CA 95054
City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Uni-Pixel, Inc. (the “Company”) has determined that it is impracticable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (the “Form 10-Q”) by the November 14, 2017 due date or within the five calendar day extension permitted by the rules of the Securities and Exchange Commission (the “SEC”). As previously reported in its Current Report on Form 8-K filed with the SEC on August 31, 2017, the Company and its wholly-owned subsidiary, Uni-Pixel Displays, Inc., a Texas Corporation (“Displays” and together with the Company, the “Debtors”), filed a voluntary petition for reorganization (the “Chapter 11 Case”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United Stated Bankruptcy Court for the Northern District of California – San Jose Division (the “Court”). Debtors continue to operate their business as “debtor-in-possession” under the jurisdiction of the Court, under Cases No. 17-52100 and 17-52101, respectively, in accordance with the applicable provisions of the Bankruptcy Code and order of the Court.

As previously reported in its Current Reports on Form 8-K filed with the SEC on October 3, 2017 and November 15, 2017, on September 29, 2017, the Debtors entered into a “stalking horse” asset purchase agreement (the “Asset Purchase Agreement”) with Future Tech Capital, LLC, a California limited liability company (the “Purchaser”), and on November 13, 2017, the Court approved an amendment to the Asset Purchase Agreement and the sale of the assets under the terms and conditions of the Asset Purchase Agreement, as amended. As a result of the Court’s order, the Purchaser is purchasing certain of the machinery, equipment, tangible and intangible personal property of the Debtors, constituting substantially all of the assets of the Debtors (the “Assets”), and a license of certain intellectual property and other intangible property pertaining to the Debtor’s Diamond Guard assets, for a $1,500,000 purchase price (the “Purchase Price”), payable in cash upon the closing of the transaction, adjusted for payments made by Purchaser to key personnel of Debtor engaged by Purchaser, as contemplated below. In addition, the Purchaser has the right to purchase this Diamond Guard intellectual property and intangible property for $1.00, which it is expected to do. No liabilities of the Debtors are being assumed, except that the Purchaser shall be responsible for administrative expenses of the landlord of the Debtors’ premises in Colorado Springs, Colorado and specified key personnel of the Debtors that Purchaser has agreed to engage for purposes of assisting with the disassembly and removal of the Assets from such premises. The closing is expected to occur on November 15, 2017.

Due to the pendency of the Chapter 11 Case and with the sale of the Assets, the Company no longer has any operations, and as the Company otherwise has limited financial and human resources available to the Company, it is unable to complete the processes necessary to timely file the Form 10-Q, including the preparation of the required financial statements.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christine Russell, Principal Financial and Accounting Officer	281	825-4500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Part III above, incorporated herein by reference in response to this Part IV. The Company anticipates, based on the information currently available to it, that results of operations for the quarter ended September 30, 2017 will be significantly different from those for the quarter ended September 30, 2016, due to significant financial deterioration in the business over the past year and in particular, its bankruptcy proceedings described above. Given the Company’s limited financial and human resources, the Company cannot at this time estimate what significant changes would be reflected in its results of operations for such period compared to prior periods. The Company notes that its results of operations for the third quarter of 2016 were prepared on the basis of the assumption that the Company and its wholly-owned subsidiary would continue to operate as a going concern, which was not the case as of September 30, 2017.

Uni-Pixel, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2017	By	/s/ Christine Russell
Principal Financial and Accounting Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.